EXHIBIT 99(a)(2)

                             Management's Assertion

As of and for the year ended December 31, 2005, CitiFinancial Mortgage Company, Inc. complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers, except as described below.


Adjustments to ARM loans were not made in accordance with the related mortgage note and any ARM rider. Specifically, interest rates were not updated with the most recent index rate when the scheduled rate change date occurred on a non-business day. Additionally, for some loans the specified rate index per the loan documents was not reflected correctly in the servicing system.


As of and for this same period, CitiFinancial Mortgage Company, Inc. had in effect a fidelity bond and errors and omissions policy in the amount of $50,000,000.


The portfolios covered by this representation include CitiFinancial Mortgage Securities Inc. REMIC Pass-Through Certificates, Series 2002-1, 2003-1, 2003-2, 2003-3, 2003-4 and 2004-1.


                                                /s/ Herbert C. Gover
                                            ---------------------------
                                                    Herbert C. Gover
                                            Executive Vice President

                                                    3/24/06
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                                                                   Date